Exhibit 4.4

AMERICAN INDEPENDENCE CORP.
2009 STOCK INCENTIVE PLAN

Restricted Share Award Agreement

Award No. _____

You are hereby awarded Restricted Shares subject to the terms and conditions set forth in this Restricted Share Award Agreement ("Award Agreement" or "Award"), and in the American Independence Corp. 2009 Stock Incentive Plan (the "Plan"), which is attached hereto as Exhibit A. You should carefully review these documents, and consult with your personal financial advisor, in order to fully understand the implications of this Award, including your tax alternatives and their consequences.

By executing this Award Agreement, you agree to be bound by all of the Plan's terms and conditions as if they had been set out verbatim in this Award Agreement. In addition, you recognize and agree that all determinations, interpretations or other actions respecting the Plan and this Award Agreement will be made by the Board of Directors (the "Board") of American Independence Corp. (the "Company"), or any Committee appointed by the Board to administer the Plan, and shall (in the absence of manifest bad faith or fraud) be final, conclusive and binding upon all parties, including you, your heirs and representatives. Capitalized terms are defined in the Plan or in this Award Agreement.

1.　　**Specific Terms**. Your Restricted Shares have the following terms:

Name of Participant	
Number of Restricted Shares Subject to Award	
Award Date	
Vesting	At the rate of ___% on each of the next [monthly] [quarterly] [annual] anniversaries of the Award Date; subject to acceleration as provided in the Plan and in Section 2 below, and to your Continuous Service not ending before vesting.

2.   **Accelerated Vesting; Change in Corporate Control**. To the extent you have not previously vested in your rights with respect to this Award, your Award will become –

☐   ___% vested if your Continuous Service ends due to your death or "disability" within the meaning of Section 409A of the Code;

☐   ___% vested if your Continuous Service ends due to your retirement at or after you have attained the age of ___ and completed at least ___ full years of Continuous Service;

☐   according to the following schedule if your Continuous Service ends due to an Involuntary Termination that occurs within the one year period following a Change in Control:

[insert schedule]

3.   **Investment Purposes**. You acknowledge that you are receiving and will be holding your Restricted Shares for investment purposes only and without any present intention of selling or distributing them.

4.   **Terms of Restricted Shares**.

(a)   Physical Custody. Your Restricted Shares shall remain in the physical custody of the Company until such Restricted Shares have become vested and non-forfeitable and the restrictions hereunder shall have lapsed.

In addition, your Restricted Shares shall be subject to such stop-transfer orders and other restrictive measures as the Company shall deem advisable under federal or state securities laws, and the rules and regulations thereunder, and the rules of the NASDAQ Stock Market, or to implement the terms, conditions and restrictions hereunder, and the Company may cause a legend or legends to be placed on any certificates representing such Restricted Shares to make appropriate reference to the terms, conditions and restrictions hereunder.

(b)   Stock Powers. In order to effect the provisions hereunder, you agree, upon reasonable request of the Company, to execute and deliver to the Company such stock powers or other documents of transfer as may be specified by the Company authorizing the transfer of your Restricted Shares to the Company.

(c)   Compliance Matters. The Company shall have no obligation to issue or deliver your Restricted Shares to you until such time as the Company shall have determined that such actions by the Company are in compliance with all applicable laws and regulations of governmental authorities and the requirements of any securities exchange on which shares of Company stock are traded.

(d) Restrictions on Transfer. Until such time as your Restricted Shares have become vested and non-forfeitable, you shall have no right to sell, transfer, assign, pledge or otherwise encumber or dispose of your Restricted Shares (except for forfeitures to the Company), except as expressly approved by the Committee.

(e) <u>Additional Rights</u>. Other than as set forth in this Award Agreement and in the Plan, as the owner of record of any Restricted Shares you qualify to receive pursuant to this Award Agreement, you will be entitled to all rights of a stockholder of the Company, including the right to vote your Restricted Shares and the right to the payment of any cash dividends and other distributions (including those paid in stock) following the date of issuance of such Restricted Shares and to the extent paid in stock, such stock shall be subject to the same restrictions contained hereunder.

5. **Section 83(b) Election Notice**. If you make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Shares underlying your Restricted Shares (a "<u>Section 83(b) election</u>"), you agree to provide a copy of such election to the Company within 10 days after filing that election with the Internal Revenue Service. <u>Exhibit B</u> contains a suggested form of Section 83(b) election.

6. **Designation of Beneficiary**. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Award Agreement, you may expressly designate a beneficiary (the "<u>Beneficiary</u>") to your interest, if any, in the Restricted Shares awarded hereby. You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as <u>Exhibit C</u> (the "<u>Designation of Beneficiary</u>") and delivering an executed copy of the Designation of Beneficiary to the Company.

7. **Taxes**. By signing this Award Agreement, you acknowledge that you shall be solely responsible for the satisfaction of any taxes that may arise (including taxes arising under Sections 409A or 4999 of the Code), and that neither the Company nor the Administrator shall have any obligation whatsoever to pay such taxes.

8. **Notices**. Any notice or communication required or permitted by any provision of this Award Agreement to be given to you shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed to you at the last address that the Company had for you on its records. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.

9. **Binding Effect**. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, permitted transferees, and permitted assigns.

10. **Modifications**. This Award Agreement may be modified or amended at any time, in accordance with Section 12 of the Plan and provided that you must consent in writing to any modification that adversely and materially affects your rights or obligations under this Award Agreement (with such an effect being presumed to arise from a modification that would trigger a violation of Section 409A of the Code).

11.   **Headings**. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.

12.   **Severability**. Every provision of this Award Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.

13.   **Counterparts**. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

14.   **Plan Governs**. Your Award is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan. In the event of a conflict between the provisions of this Award Agreement and those of the Plan, the provisions of the Plan shall control.

15.   **Governing Law**. The laws of the State of Delaware shall govern the validity of this Award Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.

16.   **Not a Contract of Employment**. By executing this Award Agreement you acknowledge and agree that (i) any person who is terminated before full vesting of an award, such as the one granted to you by this Award, could claim that he or she was terminated to preclude vesting; (ii) you promise never to make such a claim; (iii) nothing in this Award Agreement or the Plan confers on you any right to continue an employment, service or consulting relationship with the Company or its Affiliates, nor shall it affect in any way your right or the Company or its Affiliates' rights, as applicable, to terminate your employment, service, or consulting relationship at any time, with or without Cause; and (iv) the Company would not have granted this Award to you but for these acknowledgements and agreements.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Grant Date first set forth above.

AMERICAN INDEPENDENCE CORP.

By: _____
    Name:
    Title:

PARTICIPANT

By: _____
    Name of Participant:

[P:\LEGAL\Vandervoort\Cheryl Lappen\AMIC - Exhibit 4.4 to S-8 - Form of Restricted Share Award Agreement.DOC]

AMERICAN INDEPENDENCE CORP.

2009 STOCK INCENTIVE PLAN

[Under separate cover]

AMERICAN INDEPENDENCE CORP.
2009 STOCK INCENTIVE PLAN

Section 83(b) Election Form

Attached is an Internal Revenue Code Section 83(b) Election Form. **YOU MUST MAKE YOUR SECTION 83(B) ELECTION WITHIN 30 DAYS AFTER THE DATE THE RESTRICTED SHARES COVERED BY THE ELECTION WERE TRANSFERRED TO YOU**. In order to make the election, you must completely fill out the attached form and file one copy with the Internal Revenue Service office where you file your tax return. In addition, one copy of the statement also must be submitted with your income tax return for the taxable year in which you make this election. Finally, you also must submit a copy of the election form to the Company within 10 days after filing that election with the Internal Revenue Service. A Section 83(b) election normally cannot be revoked.

AMERICAN INDEPENDENCE CORP.
2009 STOCK INCENTIVE PLAN

Election to Include Value of Restricted Shares in Gross Income
in Year of Transfer Under Internal Revenue Code Section 83(b)

Pursuant to Section 83(b) of the Internal Revenue Code, I hereby elect within 30 days after receiving the property described herein to be taxed immediately on its value specified in item 5 below.

1. My General Information:

    Name: _____

    Address: _____

         _____

    S.S.N.
    or T.I.N.: _____

2. Description of the property with respect to which I am making this election:

    _____ shares of _____ stock of American Independence Corp. (the "Restricted Shares").

3. The Restricted Shares were transferred to me on _____ ___, 20__. This election relates to the 20_____ calendar taxable year.

4. The Restricted Shares are subject to the following restrictions:

    The Restricted Shares are forfeitable until they are earned in accordance with Section 1 of the American Independence Corp. 2009 Stock Incentive Plan ("Plan"), the terms of the applicable Restricted Share Award Agreement or other applicable award agreement ("Award Agreement") or Plan provisions. The Restricted Shares generally are not transferable until my interest becomes vested and nonforfeitable, pursuant to the Award Agreement and the Plan.

5. Fair market value:

    The fair market value at the time of transfer (determined without regard to any restrictions other than restrictions which by their terms never will lapse) of the Restricted Shares with respect to which I am making this election is $_____ per share.

6.   Amount paid for Restricted Shares:

The amount I paid for the Restricted Shares is $_____ per share.

7.   Furnishing statement to transferor of Restricted Shares:

A copy of this statement has been furnished to American Independence Corp.

8.   Award Agreement or Plan not affected:

Nothing contained herein shall be held to change any of the terms or conditions of the Award Agreement or the Plan.

Dated: _____ __, 20__.

_____
Taxpayer

EXHIBIT C

AMERICAN INDEPENDENCE CORP.
2009 STOCK INCENTIVE PLAN

_____

Designation of Beneficiary

_____

         In connection with Award Agreements between American Independence Corp. (the "<u>Company</u>") and _____, an individual residing at _____ (the "<u>Recipient</u>"), the Recipient hereby designates the person specified below as the beneficiary of the Recipient's interest in Awards as defined in the Company's 2009 Stock Incentive Plan (the "<u>Plan</u>"). This designation shall remain in effect until revoked in writing by the Recipient.

Name of Beneficiary: _____

Address: _____

                              _____

                              _____

Social Security No.:   _____

This beneficiary designation relates to any and all of Recipient's rights under the following Award or Awards:

☐   any Award that Recipient has received under the Plan.

☐   the _____ Award that Recipient received pursuant to an award agreement dated _____ __, _____ between Recipient and the Company.

         The Recipient understands that this designation operates to entitle the above-named beneficiary to the rights conferred by an Award from the date this form is delivered to the Company until such date as this designation is revoked in writing by the Recipient, including by delivery to the Company of a written designation of beneficiary executed by the Recipient on a later date.

Date: _____

By: _____
                 [Recipient Name]

Sworn to before me this
_____day of _____, 20__
_____
Notary Public
County of _____
State of   _____